# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jaguar Health, Inc., CIK 0001585608
CUSIP: 47010C888
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 200 PINE STREET SUITE 400, SAN FRANCISCO, California (CA), 94104
Date of event which requires filing of this statement: 12/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001462830

## Reporting persons
- Iliad Research & Trading, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Utah (UT); sole voting power 440,000; shared voting power 0; sole dispositive power 440,000; shared dispositive power 0; aggregate amount beneficially owned 440,000 (9.8% of the class)
  Comment: * Based on 4,497,108 shares outstanding as of December 10, 2025.
- Iliad Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 440,000; shared voting power 0; sole dispositive power 440,000; shared dispositive power 0; aggregate amount beneficially owned 440,000 (9.8% of the class)
  Comment: * Based on 4,497,108 shares outstanding as of December 10, 2025.
- Fife Trading, Inc.: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 440,000; shared voting power 0; sole dispositive power 440,000; shared dispositive power 0; aggregate amount beneficially owned 440,000 (9.8% of the class)
  Comment: * Based on 4,497,108 shares outstanding as of December 10, 2025.
- John M. Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 440,000; shared voting power 0; sole dispositive power 440,000; shared dispositive power 0; aggregate amount beneficially owned 440,000 (9.8% of the class)
  Comment: * Based on 4,497,108 shares outstanding as of December 10, 2025.

## Item 1. Issuer
Name of issuer: Jaguar Health, Inc.
Address of issuer's principal executive offices: 200 PINE STREET SUITE 400, SAN FRANCISCO, CALIFORNIA, 94104

## Item 2. Person Filing
Name of person filing: This report is filed by Iliad Research and Trading, LP, Iliad Management, LLC, Fife Trading, Inc., and John M. Fife with respect to the shares of Common Stock, $0.0001 par value per share, of the Issuer that are directly beneficially owned by Iliad Research and Trading, LP and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
300 East Randolph Street, Suite 40.150,
Chicago, IL 60601
Citizenship:
Iliad Research and Trading, LP is a Utah limited partnership.
Iliad Management, LLC is a Delaware limited liability company.
Fife Trading, Inc. is an Illinois corporation.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 440,000
Percent of class: 9.8%
Sole power to vote or to direct the vote: 440,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 440,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Iliad Research & Trading, L.P.: John Fife, President (12/11/2025)
- Iliad Management, LLC: John Fife, President (12/11/2025)
- Fife Trading, Inc.: John Fife, President (12/11/2025)
- John M. Fife: John Fife, John Fife (12/11/2025)